OM

18010088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jim Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JULI A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

Expires 9/21/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benchmark Investments, Inc.

Report on Audit of Financial Statements
and Supplementary Schedules

For the Year Ended September 30, 2018

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benchmark Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Investments, Inc. (the "Company") as of September 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2017.

November 27, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2018

ASSETS		
Cash	$	9,006
Due from clearing firm		3,490
Clearing deposit		50,032
Other assets		1,523
TOTAL ASSETS	$	64,051
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	48
Due to Related Party	$	6,316
Commissions payable		2,485
TOTAL LIABILITIES		8,849
Stockholder's Equity		
Common stock, 1,000 shares authorized, no par value, 100 shares issued and outstanding		
Additional paid-in-capital		166,338
Retained earnings (deficit)		(111,136)
TOTAL STOCKHOLDER'S EQUITY		55,202
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	64,051

See accompanying notes to financial statements

Statement of Operations
Year Ended September 30, 2018

REVENUE:	
Commission income	$ 113,303
Mutual fund fees	2,961
Interest income	5,075
Total revenue	121,339
OPERATING EXPENSES:	
Compensation and benefits	46,319
Rent expense	3,600
Professional fees	25,294
Clearance fees	34,383
Technology and communications	4,255
Regulatory fees	19,303
Other	1,894
Total expenses	135,048
NET LOSS	$ (13,709)

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2018

	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at October 1, 2017	$ 166,338	$ (120,456)	$ 45,882
Net Income		(13,709)	(13,709)
Contributions from stockholder		36,400	36,400
Distributions to stockholder	-	(13,371)	(13,371)
Balance at September 30, 2018	$ 166,338	$ (111,136)	$ 55,202

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended September 30, 2018

OPERATING ACTIVITIES:	
Net Loss	$ (13,709)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in due from clearing firm	43
Increase in other assets	(772)
Decrease in accounts payable and accrued expenses	(1,352)
Increase in commissions payable	150
Net cash used by operating activities	(15,640)
FINANCING ACTIVITIES:	
Contribution from stockholder	36,400
Distributions to stockholder	(13,371)
Net cash provided by financing activities	23,029
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,389
CASH AT BEGINNING OF YEAR	1,617
CASH AT END OF YEAR	$ 9,006

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2018

1. Organization and Nature of Business

Benchmark Investments, Inc. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

The Company underwent a change in ownership in the current fiscal year and was owned 100% by Financial Concierge Concepts as of the fiscal year end. The Company is now located in McDonough, Georgia.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker and Clearance Agreement
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is consider fully collectible and no allowance is required.

Income Taxes
The Company has a net operating loss carryforward at September 30, 2018 of approximately $81,000 arising from the year 2006 through 2018 and a deferred tax asset related to the net operating loss carryforward of approximately $21,000. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company's ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly has recorded a full valuation allowance against this asset. The Company's federal net operating loss carry forwards expire from 2027 to 2037.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of September 30, 2018, the Company has no uncertain tax positions.

3. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective October 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2018.

Notes to Financial Statements
September 30, 2018

6. Related Party Transactions

The Company conducted its operations in an office owned by its former stockholder through March 31, 2018. The Company paid to the former stockholder $3,600 for the use of this space.

During the period April through September 2018, the Company conducted its operations from office facilities of its new owner at no cost.

The related party payable at September 30, 2018 consists primarily of a non-interest bearing loan due on demand.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $53,679 which was $48,679 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio percentage was 16.49%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2018 and the date the financial statements were issued for possible disclosure and recognition in the financial statements.

Benchmark Investments, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2018

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 55,202
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets and other assets:	(1,523)
NET CAPITAL	$ 53,679
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 48,679
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 47,679
AGGREGATE INDEBTEDNESS:	$ 8,849
Percentage of aggregate indebtedness to net capital	16.49%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2018

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2018.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Benchmark Investments, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Benchmark Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Benchmark Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Benchmark Investments, Inc. stated that Benchmark Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 27, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Benchmark Investments, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Benchmark Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2018 without exception.

I, Jim Webb________, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Jim R Webb

Title: CEO